                                                                                Exhibit 12.4
AMERENENERGY GENERATING COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratios)

					Period
					May 1, 2000
					through
	Year Ended December 31,				December 31,
	2004	2003	2002	2001	2000

Net income	$107,292	$75,185	$31,837	$75,924	$43,808
Add (Less) – Cumulative effect of change in
accounting principle, net of tax	-	(18,416)	-	1,993	-
Net income from continuing operations	107,292	56,769	31,837	77,917	43,808

Taxes based on income	64,245	38,538	20,340	47,296	27,213

Net income before income taxes	$171,537	$95,307	$52,177	$125,213	$71,021

Add – fixed charges:
Interest on long term debt	55,333	55,394	45,840	34,138	5,690
Other interest	37,785	45,461	39,937	41,189	29,875
Amortization of debt discount expense	1,497	1,495	1,377	1,059	119

Total fixed charges	$94,615	$102,350	$87,154	$76,386	$35,684

Earnings available for fixed charges	$266,152	$197,657	$139,331	$201,599	$106,705

Ratio of earnings to fixed charges	2.81	1.93	1.59	2.63	2.99